UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-SB/A

Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUER

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

INNOVATIVE COATINGS CORPORATION

(Name of small business issuer in its charter)

Georgia	58-2337027
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1650 Airport Dr., Suite 110, Kennesaw, Georgia	30144
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number: (770) 919-0100

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, no par value

Preferred Stock, par value $0.01

(Title of class)

ITEM 1. DESCRIPTION OF BUSINESS.

Corporate History

The Company was incorporated in August 1997, as a Georgia corporation and is headquartered in Kennesaw, Georgia. The Company was formed to develop, manufacture and market specially formulated coating systems and related applications equipment utilizing polyurea-based polymers. The Company's objective is to become a leading producer and licensor of polyurea-based formulation or coating systems and multi-component spray application equipment.

The Company's administrative offices are located at 1650 Airport Rd., Suite 110, Kennesaw, Georgia 30144, and its telephone number is (770) 919-0100.

Polyurea Polymers

Polyurea polymers create, when cured, either a hard, impermeable substance or a flexible rubbery substance, depending on the formulation used. Because the cure time is so short, typically a few seconds, polyurea polymers avoid many of the problems associated with the application of polyurethane coatings, especially in high moisture and low temperature environments. However, the coatings industry has been slow to adopt the use of polyurea polymers primarily because of application problems created by the short cure time of polyurea polymers. In addition, the lack of in-depth knowledge of the chemistry and formulations for specific applications has prevented many companies from converting to polyurea coatings.

Polyurea is a substitute for polyurethane with the following relative advantages and disadvantages:

    Polyurea costs between 10% and 35% more than polyurethane.
    Polyurea has higher tensile strength than polyurethane.
    Polyurea has higher abrasion resistance than polyurethane.
    Unlike polyurethanes, polyurea contains no volatile organic compounds (VOC's), thus causing less harm to the environment.
    Polyurea can be sprayed in any ambient weather, unlike polyurethane which cannot be sprayed in high humidity or low temperature conditions.
    Polyurea is not colorfast except in dark (i.e black, blue, grey) colors, whereas polyurethane can be made colorfast in many colors, including white.
    Innovative's Class A-rated polyurea does not require agitation while spraying, whereas all known Class A-rated polyurethanes require agitation.
    Polyurea requires heat applied to spray hoses or chemicals in order to increase viscosity so that chemicals will flow freely when reaching spray gun. Polyurethane may require substantially less heat since it contains VOC's or solvents to increase viscosity.
    Polyurea cures (tack free) in 5 to 45 seconds (depending on the formula) as opposed to 2 to 24 hours for polyurethane.
    Polyurea adheres to most substrates without a primer whereas polyurethane usually requires a primer.

Production of polyurea polymers does not require specialized equipment or handling due to the non-volatility of the chemistry. Precision mixing and repackaging are the primary production functions. Production can be easily expanded through the use of larger tanks, mixers, and materials handling equipment. Products are delivered in 55-gallon drums, one of component A and another of component B and are all premixed before shipment. These materials require no special handling for shipment and can be shipped via truck, rail, sea, or air.

However, polyurea polymers require specialized spray equipment because the cure time is so short. Polyurea polymers are applied by forcing two compounds to mix under high pressure (i.e., from 2,000 to 3,000 psi) at the tip of specialized spray nozzle. The forced mixing of the two compounds causes the compounds to react with each other, producing a solid formulation within seconds. Initial formulations were difficult to apply, and resulted in a rough surface, since the cure time was only 2 to 3 seconds. However, the Company has developed proprietary formulations and techniques which have increased the reaction time to as much as 75 seconds, which makes the application easier and the finished surface smoother.

In order to apply the Company's coatings efficiently, the Company has developed a spray system capable of being manufactured at significantly less cost than polyurethane applications equipment currently on the market. The Company expects to have this equipment available for delivery to its customers in the third quarter of 2000.

Primary Markets For Polyurea Polymers

Management has identified over 300 possible uses for its polyurea formulations or coatings systems. Of the identified uses to date, the Company has designated and/or developed the following uses for its coating systems:

    A three-step exterior insulation finish system (EIFS) that prevents moisture intrusion, provides significant impact resistance, and is termite proof;
    A direct applied-exterior finish system (DEFS) for commercial properties;
    Coatings for flotation devices;
    Coatings for metal rail car parts that come in constant contact with each other;
    A flexible coating on soft foam that provides a sanitary, seamless coating for athletic and handicap training equipment;
    Packaging material that meets strength and fire resistant criteria, such as flare packaging materials for the U.S. Military;
    Pipeline coatings for U.S. and international gas companies;
    Coatings for pallets and topboards;
    EPA Super Fund site containment; and
    Asbestos containment.

Since its inception, management has focused its efforts on several flame and smoke resistant formulations of polyurea. The Company has filed three patent applications for an EIFS coating system that provides a seal against moisture intrusion and enhances the strength of the EIFS wall structure. Management believes that the EIFS industry, often referred to as the "synthetic stucco industry," is a potential market for its coating systems. In addition to EIFS applications, the Company has designed and/or developed a number of coatings systems that have been tested and are available for fire resistant military products, flotation devices, athletic and handicap equipment, rail car equipment, commercial buildings, pipeline coatings, speaker boxes, food processing pallets and topboards, pharmaceutical industry pallets and topboards, EPA SuperFund site containment and asbestos containment. To date, the Company has applied for patents covering its EIFS system and floatation devices, pallets, and pipeline coatings.

The Company has applied for the trademark InstaCoat, the brand name of the Company's ployurea-based coatings. InstaCoat is a 100% "solids" liquid system sprayed through conventional two component equipment. No volatile or evaporative chemicals are used in the process; therefore, the Company's believes that its coatings do not impose an environmental threat due to VOC emissions. InstaCoat is insensitive to water and reacts regardless of ambient temperature changes. The InstaCoat system uses amine-terminated resins in one of the two components, which provide a fast and very consistent reaction with isocyanate (the "A component") without the use of catalysts. Management believes that the Company's coating products offer excellent physical process properties such as adhesion, abrasion resistance, durability and rapid handling time.

During the remainder of 2000, management also plans to devote the Company's resources towards procuring the required building code and fire rating approvals for its EIFS system for use in residential and commercial construction. In addition, the Company plans to complete its patent applications currently in process and complete design and arrange for production of its application equipment. For the remainder of the year 2000, and until building code approval is obtained, the Company intends to pursue sales of its coating systems to EIFS contractors using the coating for signage, exterior and interior moldings and other ornamental uses that do not require building code approval.

The EIFS Market

The Company has devoted most of its efforts to developing polyurea polymers for use in synthetic stucco applications. In December 1997, the Company developed several flame resistant formulations of polyurea that led to the filing of a patent application covering these formulations as an integral part of a two-step exterior insulation finish system (EIFS). This system seals against any moisture intrusion and enhances the strength of the EIFS wall structure.

Other related uses include the use of polyurea polymers to produce stucco-type decorative moldings. Currently, major customers of the Company's products for decorative moldings include Peachtree Signs, and Georgia Foam. In addition, the Company recently received its first order from Disney, which has identified of applications for polyurea polymers in its amusement park division, and the Company believes that Disney may become a major customer for the Company's products.

The EIFS industry, often referred to as "synthetic stucco," has grown dramatically over the past ten years. Synthetic stucco was developed in Europe after WWII to repair war-damaged buildings. Today, EIFS is a multi-billion dollar industry serving commercial, retail, and residential construction needs. The recent discovery of moisture intrusion from poorly applied EIFS has limited its desirability and use in the residential market. The EIFS industry has responded with a new ten-step application process to manage moisture intrusion by creating a "drainable system" in new construction; however, the industry still lacks a solution for previously applied stucco problems. Management believes that the Company's two-step system eliminates the potential moisture problem, is less expensive, has greater strength, and can be applied to correct problems in existing EIFS-covered structures.

Management believes that the residential EIFS market, including the market for retrofitting existing EIFS-covered structures, is large. Of the 2,160,000 new houses built in the United States in 1995 and 1996, about 300,000 were built with synthetic stucco as a primary finish. In New Hanover, County, North Carolina, several independent testing concerns have inspected over 300 homes that were built with EIFS and found that 90% to 95% of them have sustained water damage.

Stucco, both "real" and synthetic, has become one of the leading exterior finishes for commercial buildings. Since the Company's system can be installed in less time than traditional stucco or EIFS systems, while vastly increasing the surface's strength, the Company believes that overtime its products can become a major siding alternative for the commercial construction industry. Based on U.S. Census Bureau data, the Company believes that the U.S. commercial siding market is considerably larger than the residential market.

Management believes the Company's EIFS system, for which it has filed a patent application, will provide a cost-effective solution for existing synthetic stucco moisture problems as well as for new construction. Based on estimates of new construction and potential repair work, the estimated U.S. residential housing marketplace for the Company's EIFS system exceeds $2.5 billion per year.

Other Pending Uses of Polyurea Polymers

In addition to EIFS applications, uses of the Company's products are continuously being developed. Other uses which the Company is currently developing include:

Military Flares - The Company is in the initial contract stages of submitting a bid with Penske Plastics to become a supplier of flame resistant polyurea polymer coating for military flare boxes. The Company believes that its products provide an ideal coating for flare boxes because they are light, strong and fire resistant. To date, the Company has met or exceeded the test criteria presently set by the military contractor. The project encompasses up to 1 million boxes, and has the potential to generate revenue to the Company of more than $2.9 million per year.

Pallets - The Company is working with Chep, Ltd. to develop a contract to apply the Company's products to pallets and topboards. Chep, Ltd. is one of the world's largest owners and lessors of pallets. Initial testing indicates that spraying pallets with polyurea polymers substantially increases their lives and renders them far easier to clean and sanitize. Chep, Ltd. has indicated a desire to utilize the Company's products for its pallets and topboards, but actual sales of the Company's products for pallets and topboards is currently dependent on locating a third party to spray the pallets and topboards in the quantities required by Chep, Ltd.

Flotation Devices - The Company is working to develop a market for polyurea polymers as coatings for flotation devices used in rough or abrasive environments, such as sewage treatment plants.

Pipelines - The Company is working to gain acceptance of polyurea polymers as a coating and sealant for joints on gas, oil and water transmission pipes. The Company believes that polyurea polymers have the potential for significant use in the piping industry because they provide an effective seal and can be installed in the field much faster than current applications.

Speakers - Peavy Speakers has tested polyurea polymers as a sealant and finish coat on speakers, and has recently decided to convert all of its four plants exclusively to the Company's products. Based on the success of the product with Peavy Speakers, the Company has begun marketed its products to other members of the speaker industry.

Roofing - The Company has tested polyurea polymers as a roof coating and sealant. While the polyurea polymers appear to be an effective roof material, the Company's products must be UL tested before it can be used as a roofing material.

Business Strategy

The Company's strategy is to develop specific formulations of polyurea polymers for application in specific markets. Some of the markets are currently being serviced by polyurethane coatings, and others, such as rail car parts, are not currently using any coating. In most cases, the Company must invest significant time and money prior to generating significant revenue from a market.

The Company formerly relied upon third parties to purchase and apply the coatings. However, the Company has recently constructed in application facility within its existing warehouse facility, and believes that there is a substantial market for the application of its products on a value-added basis for others. In fact, the Company has begun coating railroad car parts within its existing facility for Norfolk Southern Railroad.

Competition

At this time, the primary competition for the Company's products is suppliers of coating systems and applications equipment utilizing polyurethane-based polymers. The use of polyurethane coatings and the current methods of its application are well-established and accepted by both consumers and the industry, many of whom may be indifferent to the benefits offered by the Company's products. There are a number of competitors marketing polyurethane coatings and systems competitive with the Company's polyurea coatings, such as Futura. In addition, the Company is subject to competition from other companies offering polyurea products, such as Specialty Products, Inc., Foamseal and Willamette Valley Company. All of the Company's competitors have greater financial, technical and human resources than the Company. However, none of the competitors are marketing polyurea products for the specific applications currently targeted by the Company.

The Company's polyurea coatings are distinguishable from its competitors in the following manner:

    The Company has the only Class A and Class B fire-rated polyurea coatings.
    The Company has the only "tack free" cure time in excess of 30 seconds, which allows its coatings to be applied on uneven surfaces to generate a smooth, coated surface.

Trademarks and Patents

The Company has applied for a federal trademark registration for InstaCoat, but its application has not been approved yet.

In addition, the Company has filed five patent applications:

(1) The Company has applied for a patent for a pallet constructed of wood or any composite material coated with the Company's polyurea coating. This coating seals the pallet material allowing the pallet to be easily cleaned and/or sterilized. In addition, tests confirm the coated pallet is stronger and therefore requires less frequent repairs.

(2) The Company has applied for a patent for an exterior siding system that consists of polystyrene foam and/or oriented strand board coated with the Company's polyurea coating or any other polymer coating including polyurethane. In addition, the polyurea or polymer coating may be itself coated with paint, stucco, synthetic stucco, or other materials.

(3) The Company has been issued a patent for floatation devices, including those constructed of wood, styrene foam, and other materials coated with the Company's polyurea. These devices include billets for docks, sewage and water treatment pond aeration floatation devices, and other applications.

(4) The Company has applied for a patent for the process of waterproofing hardboard siding used in residential and commercial construction by applying the Company's polyurea coating during the manufacturing process.

(5) The Company has applied for a patent for exterior and/or interior ornamental trim constructed of various materials, including polystyrene foam, coated with the Company's polyurea coating.

Employees

The Company currently has 12 full-time and 2 part-time employees. Jerry Phillips has been the President, and founder since inception in September 1997. Donald H. Sigler has been the Chairman of the Board since September 1997. C. Wayne Bean has served as Vice President in charge Research and Development and Chemist since September 1997. David Brown has served as Vice President of Engineering and Production since September 1997.

Item 2. management's discussion and analysis or Plan of operation

Certain statements in this General Form For Registration Of Securities Of Small Business Issuer on Form 10-SB, particularly under this Item 2, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed herein. The words "believe", "expect", "anticipate", "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made.

Until the Company is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, the Company cannot avail itself of the safe harbor protections of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934 with respect to any forward-looking statements contained herein.

Results of Operations for the Year ended December 31, 1999

Revenues

For the fiscal year ended December 31, 1999, the Company had net sales of $707,809, as compared to net sales in the fiscal year ended December 31, 1998 of $248,688, an increase of $459,121, or 184%. The Company's increased sales are the result of sales of the Company's products in a greater number of markets.

Cost of Goods Sold

For the fiscal year ended December 31, 1999, cost of goods sold were $458,982, as compared to cost of goods sold in the fiscal year ended December 31, 1998 of $184,968, an increase of $274,014, or 148%. As a percentage of net sales, cost of goods sold decreased from 74.3% to 64.8% from 1998 to 1999. Cost of goods sold remained relatively stable as a percentage of net sales as the result of a stable pricing environment for the raw materials that are converted into the Company's products.

Gross Profit

Gross profit for the fiscal year ended December 31, 1999 increased to $248,827 from $63,720 in the fiscal year ended December 31, 1998. As a percentage of sales, gross profit increased to 35.1% in 1999 from 25.6% in 1998. The increase in gross profit in 1999 was primarily attributable to the decrease in cost of goods sold as described above.

General and Administrative Expenses

For the fiscal year ended December 31, 1999, general and administrative expenses were $853,215, as compared to $486,198 in the fiscal year ended December 31, 1998, an increase $367,017, or 75%. As a percentage of net sales, general and administrative expenses decreased from 195.5% to 120.05% from 1998 to 1999. The increase in general and administrative expenses was primarily the result of additional expenses incurred by the Company in testing and developing its products for different applications, and in marketing its products.

Income Taxes

In the fiscal years ended December 31, 1999 and 1998, the Company did not incur any income tax expense as the result of operating losses in both years.

Net Income (Loss)

In the fiscal year ended December 31, 1999, the Company had a net loss of ($695,784), compared to a net loss of ($451,431) in the fiscal year ended December 31, 1998, an increase of $244,353, or 54%. Even though net sales and gross profit increased significantly in fiscal 1999, the Company's net loss increased as the result of higher general and administrative expenses.

Results of Operations for the Nine Months ended September 30, 2000

Revenues

For the nine months ended September 30, 2000, the Company had revenues of $431,453, as compared to net sales in the nine months ended September 30, 1999 of $589,995, a decrease of $158,542, or 26.9%. The Company's decreased sales are the result of the business failure of three customers. The Company believes that it has already replaced the lost sales from sales to new markets, and sales generated by its new application facility, and expects to record its highest revenues for the quarter ended December 31, 2000.

Cost of Goods Sold

For the nine months ended September 30, 2000, cost of goods sold were $250,353, as compared to cost of goods sold in the nine months ended September 30, 1999 of $390,652, a decrease of $140,299, or 35.9%. As a percentage of revenues, cost of goods sold decreased from 66.2% in 1999 to 58% in 2000. Cost of goods sold decreased as a percentage of revenues as the result of the Company's negotiation of lower costs of raw materials and the purchase of raw materials in bulk.

Gross Profit

Gross profit for the nine months ended September 30, 2000 decreased to $181,100 from $199,343 in the nine months ended September 30, 1999. As a percentage of revenues, gross profit increased to 42%% in 2000 from 33.8% in 1999. The increase in gross profit in 2000 was primarily attributable to the decrease in cost of goods sold as described above.

Selling, General and Administrative Expenses

For the nine months ended September 30, 2000, selling, general and administrative expenses were $896,008, as compared to $617,244 in the nine months ended September 30, 1999, an increase of $278,764, or 45%. The increase in general and administrative expenses was primarily the result of an increase in personnel costs, as the Company doubled the number of full-time employees; rent, as the Company moved to a larger facility; and increased sales expenses, as the Company performed increased testing, product demonstrations, and travel expenses for potential sales in a greater number of markets.

Income Taxes

In the nine months ended September 30, 2000 and 1999, the Company did not incur any income tax expense as the result of operating losses in both years.

Net Income (Loss)

In the nine months ended September 30, 2000, the Company had a net loss of $(538,433), compared to a net loss of $(304,553) in the nine months ended September 30, 1999, an increase in losses of $233,880, or 76.7%. The increase in losses were due to primarily to the increase in selling, general and administrative expenses as a result of an increase in personnel, rent, and sales expenses.

Liquidity and Capital Resources

As of December 31, 1999, the Company had net working capital of ($217,741), compared to net working capital of ($429,763) (unaudited) as of December 31, 1998, an increase of $212,022. The increase in working capital was primarily attributable the conversion of convertible notes by the holders into shares of the Company's Common Stock, offset by increases in accrued expenses and accounts payable resulting from the Company's operating losses in fiscal 1999.

As of September 30, 2000, the Company had net working capital of $15,090, as compared to net working capital of ($217,741) as of December 31, 1999, an increase of $ 232,831. The increase in working capital was primarily the result of the sale of common stock during the first quarter in an offering conducted pursuant to Rule 504, offset by the Company's operating losses during the period ended September 30, 2000 and the Company's investment in an application facility.

The Company's operations to date have been concentrated on the development of its coatings and initial marketing expenses, as well as costs associated with the refinement of its business plan. Through 1999, the Company funded its short-term working capital needs primarily through the issuance of convertible notes in private placements. In each case, investors received a convertible note bearing interest at the rate of ten percent per annum which was convertible into Common Stock at the rate of one share for each $2 of principal and interest due under the convertible note (after giving effect to a one for two reverse split of the Company's Common Stock effected on February 4, 2000). In addition, each investor received a warrant to purchase one share of Common Stock for $0.02 per share for each dollar loaned to the Company (after giving effect to the above-described one for two reverse split). In addition, the Company has, from time to time, received loans from certain of its directors. In the first quarter of 2000, the Company raised $850,000 in a private placement of its Common Stock under SEC Rule 504.

As a part of its growth strategy, however, the Company requires greater working capital to fund the costs of product approvals and marketing expenses. If certain marketing initiatives result in orders, the Company projects that it will become profitable in the first half of fiscal 2001. However, the Company is currently exploring other avenues for additional financing in order to enable the Company to expedite the implementation of its business plan and achieve profitability.

Going Concern Qualification

The Company's independent auditors have included an explanatory paragraph in their report on the December 31, 1999 financial statements discussing issues which raise substantial doubt about the Company's ability to continue as a "going concern." The Company anticipates that for the year ending December 31, 2000 there will be a negative cash flow from operations, and that it will need additional capital to enable it to continue operations at its current level past December 31, 2000.

ITEM 3. DESCRIPTION OF PROPERTY.

The Company does not own any property. The Company leases a facility that is 20,000 square feet, of which 6,000 square feet is used as office space and the remaining 14,000 square feet is used as warehouse/manufacturing space. The lease agreement expires on November 30, 2002, although the Company has an option to renew the lease for an additional two years. The current lease payments are $7,881 per month. The Company believes that it has sufficient space to meet its needs for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information, as of October 31, 2000, with respect to the beneficial ownership of the Company's Common Stock by all officers and directors and by each person known to the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class (1)
Greyfield Consultants, Inc. (2)	1,456,875	17.4%
Jerry S. Phillips (3)	1,250,000	18
Donald Sigler (4)	1,250,000	18
Wayne Bean (5)	1,250,000	18
David Brown	1,250,000	18
John C. Thomas, Jr. (6)	250,000	3.6
Osman Altikulac	362,500	5
All Officers and Directors as a Group	5,250,000	75.8

(1) Based on 6,929,001 shares of Common Stock issued and outstanding. In addition, the Company has 2,300,000 shares of Preferred Stock issued and outstanding, each of which is convertible at any time into one share of Common Stock.

(2) Includes 1,306,875 shares of Preferred Stock held by Greyfield Consultants, Inc. and 150,000 shares of Preferred Stock held by Edison Holdings, Inc., which is owned by the shareholders of Greyfield Consultants, Inc.

(3) Includes 875,000 shares of Common Stock owned by Mr. Phillips and 375,000 shares of Common Stock owned by the Phillips Family Limited Liability Company.

(4) Includes 750,000 shares of Common Stock owned by Mr. Sigler and 500,000 shares of Common Stock owned by the Sigler Family Limited Company.

(5) Includes 937,500 shares of Common Stock owned by Mr. Bean and 312,500 shares owned by the Bean Family Limited Liability Company. The share totals from Mr. Bean do not include 25,000 shares held by other relatives of Mr. Bean who acquired their shares as the result of conversion of notes issued by the Company in one or more private placements.

(6) Includes 125,000 shares of Common Stock owned by Mr. Thomas and 125,000 shares of Common Stock owned by John C. Thomas, Jr. IRA.

Messrs. Sigler, Phillips, Bean, Brown and Thomas are the founding shareholders of the Company. Messrs. Sigler, Phillips, Bean and Brown each acquired 625,000 shares of Common Stock in 1997 for $0.002 per share. At the same time, Mr. Thomas acquired 275,000 shares of our Common Stock for $0.002 per share. Mr. Thomas subsequently transferred 25,000 shares to third parties.

In July 1998, the Company executed employment agreements with Messrs. Sigler, Phillips, Bean and Brown, and also issued each person a warrant to purchase an additional 625,000 shares of Common Stock for $0.002 per share. Messrs. Sigler, Phillips, Bean and Brown each exercised his warrant in full in 1999.

On February 4, 2000, the Company effected a one for two reverse split of its Common Stock. All share amounts herein are after giving effect to the reverse split.

ITEM 5. DIRECTORS, OFFICERS, PROMOTERS AND CONTROL PERSONS

Listed below are the directors and executive officers of the Company.

Name	Age	First Year as Director	Position
Jerry Phillips	53	1997	President and Director
Donald H. Sigler, Jr.	54	1997	Chairman of the Board
C. Wayne Bean	42	1997	Vice President of Research and Development, Chemist, and Director
David Brown	33	1997	Vice President of Engineering and Development and Director
John C. Thomas, Jr.	46	1997	Director

The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when such director's successor is elected and qualifies. No date for the next annual meeting of stockholders is specified in the Company's bylaws or has been fixed by the Board of Directors. The term of office of each officer of the Company ends at the next annual meeting of the Company's Board of Directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies. Except as otherwise indicated below, no organization by which any officer or director previously has been employed is an affiliate, parent, or subsidiary of the Company.

Directors are entitled to reimbursement for expenses in attending meetings but receive no other compensation for services as directors. Directors who are employees may receive compensation for services other than as director. No compensation was paid during the fiscal years ended December 31, 1999 and 1998 to directors for services in their capacity as director.

The following information sets forth the backgrounds and business experience of the directors and executive officers.

Jerry Phillips joined the Company at its inception in 1997. From 1983 to January 1993, Mr. Phillips was the founder and Chairman of North American E and S Brokers, Inc., a firm specializing in financial guarantees for asset backed lenders. From January 1993 to August 1997, Mr. Phillips were Senior Vice President of EPG, Inc., a firm specializing in financial guarantees and extended warranties through international insurers. Mr. Phillips is a cum laude graduate of the University of Memphis, with a Bachelor of Arts degree.

Donald H. Sigler, Jr. joined the Company at its inception in 1997. From 1986 to 1997, Mr. Sigler was the founder and Chairman of Credit Depot Corporation, (NASDAQ: "LEND"), a publicly traded company, which engaged in the subprime mortgage finance business. From 1980 to 1987, Mr. Sigler served as Vice President of Gulf States Mortgage Corporation, a national mortgage lender based in Atlanta, Georgia, until its sale to the Royal Bank of Scotland in 1987. Mr. Sigler is a graduate of the Georgia Institute of Technology with a Bachelor Science degree in Industrial Management.

C. Wayne Bean joined the Company at its inception in 1997. From 1989 to August 1997, Mr. Bean served as a Manager of the Polyurea Coatings Division and Senior Chemist for Flexible Products Company. From 1984 to 1989, Mr. Bean served as the Senior Chemist for Imperial Coatings, Inc. Mr. Bean has a Bachelor of Science degree in Chemistry from the University of Georgia, 1981.

David Brown joined the Company at its inception in 1997. From December 1995 to August 1997, Mr. Brown was a sales manager for the Polyurea Coatings Division of Flexible Products Company. Mr. Brown attended Roane State Community College in Oak Ridge, Tennessee, where he majored in Mechanical Engineering.

John C. Thomas, Jr. joined the Company at its inception in 1997. Mr. Thomas serves as part-time Chief Financial Officer of several start-up entities including Surgi-Vision, Inc., a privately held development-stage company formed around magnetic resonance imaging technology developed at Johns Hopkins, and has been the Chief Financial Officer of Biomechanics, Inc. since 1992 and the various entities that have been formed utilizing biomechanics technology. Mr. Thomas has also served as Chief Financial Officer of several other companies, including EntreMed, Inc., a publicly held biopharmaceutical research and development company (September 1991 to January 1997), Credit Depot Corporation, a public company engaged in loan financing (August 1990 to March 1993, January 1995 to April 1996), Tapistron International, Inc., a public company engaged in the development of technology for the textile industry (August 1991 to July 1995), Medicis Pharmaceutical, a public company engaged in the pharmaceutical industry (July 1988 to March 1991), CytRx Corporation and its subsidiary CytRx Biopool, both publicly held companies in the pharmaceutical research and development industry (March 1986 to July 1990). Mr. Thomas is a certified public accountant.

The Company is actively searching for additional directors who have credentials, experience, and contacts, which will assist us in the fulfillment of our business plan. The Company currently does not have an audit or compensation committee, but anticipates forming such committees once it has appointed more outside directors.

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth the compensation earned by the Company's Chief Executive Officers during the last three fiscal years and other officers who received compensation in excess of $100,000 during any of the last three fiscal years.

Summary Compensation Table

Name	Position	Years	Aggregate Compensation
Jerry Phillips (1)	President and Director	2000 1999 1998	$80,000 $80,000 --
Donald H. Sigler, Jr. (1)(2)	Chairman of the Board	2000 1999 1998	$70,000 -- --
C. Wayne Bean	Vice President of Research and Development, Chemist, and Director	2000 1999 1998	$80,000 $80,000 --
David Brown	Vice President of Engineering and Development and Director	2000 1999 1998	$80,000 $70,000 --
John C. Thomas, Jr.	Director	2000 1999 1998	-- -- --

(1) Messrs. Phillips and Sigler are each entitled to a non-accountable expense allowance of $20,000 per year.

(2) Mr. Sigler and the Company have entered into an employment agreement dated June 1, 1998, under which Mr. Sigler is entitled to compensation of $70,000 per year. By agreement between Mr. Sigler and Company, Mr. Sigler did not begin receiving his compensation until July 1, 2000.

In accordance with Item 402 of Regulation S-B of the Securities and Exchange Commission, certain columns of the table required by Item 402(b) of Regulation S-B have been omitted where there has been no compensation paid or awarded to any of the named executives in any fiscal year covered by the table.

On July 1, 1998, the Company granted the following options to purchase shares of Common Stock to Messrs. Phillips, Sigler, Bean and Brown:

Name	Number of Options	Exercise Price
Jerry S. Phillips	625,000	$0.002
Donald Sigler	625,000	$0.002
Wayne Bean	625,000	$0.002
David Brown	625,000	$0.002

All of the above options were exercised during the fiscal year ended December 31, 1999. All option amounts are after giving effect to a one for two reverse split of the Company's Common Stock effected on February 4, 2000.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

None of the Company's officers, directors, key personnel or principal stockholders is related by blood or marriage.

The Company has loaned three employees a total of $60,000 pursuant to notes which bear interest at the rate of 10% per annum, and are due and payable on June 30, 2001. As of June 30, 2000, the amount outstanding under the loans was:

Employee	Due Date	Total Due
Jerry S. Phillips	June 30, 2001	$23,823.30
David W. Brown	June 30, 2001	$32,231.50
Clinton W. Bean	June 30, 2001	$11,210.95

item 8. description of securities.

General

Under the Company's Articles of Incorporation, the Company is we are authorized to issue 15,000,000 shares of common stock, no par value, of which 6,929,001 shares are issued and outstanding, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which 2,300,000 shares are issued and outstanding.

Common Stock

The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore and, upon liquidation, are entitled to share pro rata in any distribution to common shareholders. Holders of the common stock have one non-cumulative vote for each share held. There are no preemptive, conversion or redemption privileges, nor sinking fund provisions, with respect to the common stock. All of the Company's outstanding shares of common stock are validly issued, fully paid and non-assessable. Corporate Stock Transfer, Inc. serves as transfer agent for the common stock.

Preferred Stock

The Company is authorized to issue up to 5,000,000 shares of preferred stock containing such rights, privileges and limitations that the Board of Directors may determine. The Board of Directors has authorized the issuance of one series of preferred stock, of which 2,300,000 shares are issued and outstanding. Each of share of such series is convertible into one share of common stock, is not entitled to receive any dividends, has no preemptive rights, and is entitled to a liquidation preference of $0.01 per share. In addition, each share of such series is not entitled to vote, except to the extent provided by the Georgia Business Corporation Act with respect to any proposed amendment to the Company's Articles of Incorporation which affects the rights of holders of Preferred Stock. The Company serves as transfer agent and registrar for the preferred stock.

PART II

ITEM I. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company's common stock is not registered with the United States Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934. Since August 2, 2000, the Company's common stock has been traded on the Pink Sheets, operated by Pink Sheets, LLC, under the symbol "IVGC". The following table summarizes the low and high prices for the Company's common stock for each of the calendar quarters prior to the filing of this registration statement.

	2000
	High	Low
First Quarter	--	--
Second Quarter	--	--
Third Quarter	4.00	1.063
Fourth Quarter (to date)	2.250	1.10

There were 151 holders of record of the common stock as of December 4, 2000. This number does not include an indeterminate number of shareholders whose shares are held by brokers in "street name." The above quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions. The Company has not declared any cash dividends on its Common Stock during its fiscal years ended on December 31, 1999 or 1998. The Board of Directors of the Company has made no determination to date to declare cash dividends during the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to any pending litigation or government investigation, nor is there any threatened litigation, or investigation, involving the Company or its business or assets of which management is aware.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4. recent sales of unregistered securities.

Shares Issued on Formation

At or about the time of the Company's formation in 1997, the Company issued shares of its common stock for nominal consideration to the following persons involved in the formation in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933 ("Section 4(2)"):

Name of Purchaser	Date of Purchase	No. of Shares	Amount Invested
Robert and Elizabeth Whitmer	9/30/97	2,500	$50
Katherine and Vic Workman	9/30/97	10,000	$200
Donald H. Sigler	9/30/97	625,000	$1,250
Jerry S. Phillips	9/30/97	625,000	$1,250
Wayne Bean	9/30/97	625,000	$1,250
David Brown	9/30/97	625,000	$1,250
John C. Thomas, Jr.	9/30/97	275,000	$550

Convertible Note Offering

Within the last three years, the Company sold convertible promissory notes and warrants to certain investors in unregistered transactions (the "Convertible Note Offering"). Each promissory note bore interest at 10% per annum, matured one year after the date of issuance, and the principal and interest due thereunder was convertible into common stock at the rate of one share of common stock for each $2 of indebtedness. Each purchaser of a convertible note also received a warrant to purchase one share of common stock for each $2 of principal indebtedness at $0.02 per share for one year. The following is a list of investors who purchased securities in the Convertible Note Offering:

Note Purchaser	Date	Original Principal Amount
Poe, James	6/3/98	$75,000.00
Witkin, Eugene N.	6/6/98	$50,000.00
Wolbe, Daniel H.	6/6/98	$50,000.00
Shields, Kevin A.	6/6/98	$25,000.00
Cross, Steven R.	6/12/98	$50,000.00
Havrilla, John L.	6/12/98	$25,000.00
Havrilla, Edward J.	6/16/98	$25,000.00
Carroll, Robert E.	6/29/98	$25,000.00
Havrilla, Edward J.	7/3/98	$50,000.00
Bean, John P.	7/12/98	$25,000.00
Workman, Victor and Catherine	7/15/98	$25,000.00
Staufer, Hermann	8/6/98	$25,000.00
Bean, Steve A.	8/11/98	$5,000.00
Bean, Steve A.	8/11/98	$20,000.00
Staufer, Hermann	3/23/99	$100,000.00
Poe, James	4/5/99	$50,000.00
Sam Pierce	4/8/99	$25,000.00
Art Glaser	4/8/99	$75,000.00
James McIntyre	4/8/99	$25,000.00
Daniel Grzeskowiak	5/28/99	$25,000.00
Daniel Grzeskowiak	5/31/99	$7,000.00
D. Mark Mosher	5/31/99	$2,500.00
Diane P. and Pierre Belanger	5/31/99	$8,500.00
Massimiliano and Gail Carone	5/31/99	$50,000.00
Steven A. Bean	5/31/99	$7,000.00
Steven K. Craig	6/29/99	$5,000.00
Catherine Swearingen	6/29/99	$10,000.00
Linda J. Vore	6/29/99	$10,000.00
Bobby J. Peaks	7/15/99	$25,000.00
Ray Moses	7/15/99	$50,000.00
Ronald and Annette Harlow	7/23/99	$25,000.00
Russell Friedman	9/16/99	$25,000.00
Andrea-Lee Friedman	9/16/99	$25,000.00
Total:		$1,025,000

Shares issued upon Conversion of Warrants

In reliance on Rule 701, the Company issued shares of its common stock upon the conversion of warrants issued to employees, directors and consultants in the following transactions:

Stockholder	Date Issued	Amount Paid	Shares
Jerry S. Phillips	12/31/99	$1,250	625,000
Donald H. Sigler	12/31/99	$1,250	625,000
C. Wayne Bean	12/31/99	$1,250	625,000
David W. Brown	12/31/99	$1,250	625,000
Barry Beamish	12/31/99	$500	25,000
John Shepherd	12/31/99	$250	12,500
Michael Havrilla	12/31/99	$2,500	125,000
Larry Carter	12/31/99	$500	25,000

Shares issued upon Conversion of Notes and Exercise of Warrants

On December 31, 1999, the Company issued shares of its Common Stock in the following transactions as a result of the conversion of notes and the exercise of warrants issued in the Convertible Note Offering. The number of shares issued equals in the amount principle and interest due under the convertible note at the time of conversion, plus the number of shares issuable upon exercise of the warrant (except that those investors with an asterisk by their name paid the exercise price under the warrant by offsetting such amount against the amount due under the convertible note).

Name	No. of Shares
James and Laura Poe	132,767
Steven and Elaine Cross	53,884
John and Donna Havrilla	26,942
Edward J. Havrilla	80,668
Daniel H. Wolbe*	53,675
Kevin A. Shields*	26,837
John and Lois Bean	26,839
Steven A. Bean*	23,764
Robert E. Carroll*	14,259
Herman Stauffer*	130,005
James McIntyre	13,414
Daniel Grzeskowiak	25,743
Daniel Grzeskowiak	7,205
D. Mark Mosher	2,573
Diane P. and Blair Belanger	8,749
Massimiliano and Gail Carone	51,466
Steven K. Craig	5,127
Bobby J. Peaks	25,579
Russell Friedman	25,363
Andrea-Lee Friedman	25,363
Ronald and Annette Harlow	25,551
Steven A. Bean	7,170
Sam Pierce*	24,875
Art Glaser*	77,368
Ray Moses*	50,908
Catherine Swearingen	10,253
Linda J. Vore	10,253
Totals	966,600

In addition, on December 31, 1999, the Company issued shares of common stock upon exercise of warrants to two investors who elected not to convert their notes into common stock:

Name	No. of Shares
Katherine and Vic Workman	12,500
Eugene N. Witkin	25,000

The shares issued upon conversion of notes and the exercise of warrants issued in the Convertible Note Offering were issued in reliance on Section 4(2).

2000 Convertible Note Offering

In January 2000, the Company issued promissory notes to three individuals for a total of $121,000 in reliance on Section 4(2). Each note bears interest at the rate of 10% per annum, and is due and payable in one year. The principal amount due thereunder is convertible into 2.5 shares of common stock for each $1.00 of indebtedness, and any interest due thereunder is convertible into one share of common stock for each $1.00 of interest owed. The three individuals who purchased notes were:

Name	Amount
Mark A. Porter	$75,000
Buford Salmon	$21,000
Steven Mills	$25,000

In April 2000, Mr. Salmon and Mr. Mills converted their notes, including $1,724 of interest, into 116,724 shares of common stock.

Rule 504 Offering

During February and March 2000, the Company sold 425,000 shares of its common stock in an offering conducted pursuant to Rule 504(b)(1)(iii) at $2.00 per share. The Company filed a Form D with the Securities and Exchange Commission and utilized offering materials that had been approved by the Georgia Securities Commission pursuant to O.C.G.A. Section 10-5-5(e). Set for the below are the investors in the offering:

Name of Purchaser	Date of Sale	No. of Shares	Amount Invested
McAdoo, Carol Young	324/00	1,500	$3,000
Meyer, Stuart and Denise	2/24/00	2,500	$5,000
Boland, William F	3/7/00	2,500	$5,000
Lantham, William F	3/10/00	1,250	$2,500
Gage, Richard Allen	3/13/00	2,500	$5,000
Mandel, Larry	3/13/00	2,500	$5,000
Werksman, Alan J	3/13/00	10,000	$20,000
Wolf, M.D.	3/13/00	5,000	$10,000
Wolf, Roger	3/13/00	2,500	$5,000
Albertini, Anthony	3/14/00	3,500	$7,000
Disney, Ronald W and Jeannine V	3/14/00	5,000	$10,000
Mottern, Robert	3/14/00	12,500	$25,000
Gadberry,Donald	3/15/00	2,000	$4,000
Gadberry,Patricia A	3/15/00	1,000	$2,000
Mills, Steven	3/15/00	9,500	$19,000
Norton, Gene	3/15/00	2,500	$5,000
Bobby, Steve	3/16/00	1,250	$2,500
Lee, Ginny and Supan, David	3/16/00	7,500	$15,000
Sapp, David	3/16/00	2,500	$5,000
Saunders, James	3/16/00	3,750	$7,500
Wesley, Mark	3/16/00	2,500	$5,000
Willis, Karon	3/16/00	2,500	$5,000
Hartsfield, Jeff	3/17/00	2,500	$5,000
Nalls, Thomas	3/17/00	2,500	$5,000
Sims, John S	3/17/00	2,500	$5,000
Weaver,Billy	3/17/00	2,500	$5,000
Dion, Sedef S.	3/20/00	17,500	$35,000
Kaufman, Richard	3/20/00	10,000	$20,000
Lyell, Nathan	3/20/00	1,500	$3,000
Young, Steven G	3/20/00	50,000	$100,000
Anderson, Robert G.	3/21/00	2,500	$5,000
Altikulac, Can	3/22/00	7,500	$15,000
Corneli, Glenda	3/22/00	12,500	$25,000
Prentis, John	3/22/00	2,500	$5,000
Solomonic, Robert	3/22/00	5,000	$10,000
Varney, Michael	3/22/00	3,000	$6,000
Wheeler, Mark	3/22/00	2,500	$5,000
Wood, M.A.E.E.	3/22/00	7,000	$14,000
Bishop, Bruce	3/23/00	5,000	$10,000
Cooley, Joseph and Joyce	3/23/00	2,500	$5,000
Holloway, Theodore and Revonda	3/23/00	6,000	$12,000
Mathis, Donald and Sheri	3/23/00	25,000	$50,000
Smallwood, James	3/23/00	3,500	$7,000
ACI Investments LTD	3/24/00	20,000	$40,000
Banks, H. Rodney	3/24/00	2,000	$4,000
Baxter, Peter	3/24/00	20,000	$40,000
Cagle, Pattie and Robert	3/24/00	7,500	$15,000
Ellis, Ernest	3/24/00	1,000	$2,000
Menter, Beverly J	3/24/00	3,000	$6,000
Menter, Gerald Alan	3/24/00	20,000	$40,000
Menter, Gerald Alan	3/24/00	20,000	$40,000
Barfield, James T.	3/27/00	2,500	$5,000
Bell, Keith	3/27/00	2,500	$5,000
Kavanaugh, Tammy	3/27/00	14,500	$29,000
Mills, Harris	3/27/00	2,500	$5,000
Kirkland, Kim Andrew Cameron	3/28/00	5,000	$10,000
Shiver, Ann M	3/28/00	3,750	$7,500
Beamish, Barry	3/29/00	9,500	$19,000
Hughs, Sarah	3/29/00	4,000	$8,000
Johnson, Andrew Leonard	3/29/00	2,500	$5,000
Lamas, Jane	3/29/00	7,500	$15,000
Bell, G. F.	3/30/00	2,500	$5,000
Butler, Daniel Mark	3/30/00	2,500	$5,000
Hardwick , Lucy	3/30/00	2,500	$5,000
Sabine, Particia A	3/30/00	2,500	$5,000
Wilkinson, Neal S	3/30/00	4,000	$8,000
Unland, Robert	3/31/00	3,500	$7,000
Total:		425,000	$850,000

Issuance of Preferred Stock

On July 1, 1999, the Company issued 2,300,000 shares of its Preferred Stock to Michael D. Dion for services rendered pursuant to Section 4(2) and Rule 701. The services and the stock issued in payment thereof were valued at $0.01 per share, or $46,000, which was the par value of the Preferred Stock, and the price of the most recent sales of common stock.

Offering under Rule 506

During August and September 2000, the Company sold 34,900 shares of its common stock in a private offering under Rule 506 at $2.00 per share, for a total of $69,800. With respect to the offering, the Company filed a Form D with the Securities and Exchange Commission, utilized a private placement memorandum which contained substantially the same information as this Form 10-SB, and obtained representations from each investor that he/she was suitable to purchase shares of Common Stock in the offering. A list of investors in the offering is set forth below:

Name of Purchaser	Date of Sale	No. of Shares	Amount Invested
Helen M. Spryn	8/1/00	5,000	$10,000
Nanon and Melinda Sonnett	8/1/00	2,500	5,000
Theresa L. Stabura	8/1/00	5,000	10,000
Fred Friesen	8/2/00	2,500	5,000
Carole S. Frasure	8/4/00	2,600	5,200
Linda J. Vore	8/9/00	3,300	6,600
Catherine Swearingen	8/9/00	2,500	5,000
Malcolm L. Cox	8/12/00	4,000	8,000
Harold C. Grzeskowiak	9/7/00	2,500	5,000
Daniel M. Grzeskowiak	9/8/00	5,000	10,000
Totals:		34,900	$69,800

All share amounts herein have been adjusted to give effect to a one for two reverse stock split effected by the Company on February 4, 2000.

Item 5. indemnification of directors and officers.

The Company' s Articles of Incorporation and Bylaws do not contain any provision that limits the personal liability of directors to the Company and its stockholders.

The Company Bylaws provide that the Company's officers, directors, employees and agents are entitled to indemnification from the Company for any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person was or is a director, officer, employee or agent of the Company or served in another enterprise at the request of the Company, provided that the person indemnified acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company or its shareholders, and, with respect to a criminal action or proceeding, had no reason to believe his/her conduct was unlawful. Therefore, while the directors and officers may be accountable to the Company as fiduciaries, the Company has a more limited right of action then it would have absent the indemnification provisions contained in the Bylaws.

The Company believes that the indemnification provisions of its Bylaws covers at least negligence and gross negligence by such directors and officers, and requires the Company to advance litigation expenses in case of actions, including shareholder derivative actions, against an undertaking by the officer or director to repay such advances if it is ultimately determined that the officer or director is not entitled to indemnification. These provisions do not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. We believe that these provisions are essential to attracting and retaining qualified persons as directors and officers.

Insofar as indemnification for liabilities under the 1933 Act may be permitted to directors, officers or persons controlling the Company, we has been informed that in the opinion of the Securities an Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and unenforceable.

At the present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor are aware of any threatened litigation that may result in claims for indemnification by any officer or director. The Company does not currently maintain directors and officers liability insurance.

PART F/S

Audited financial statements for the fiscal years December 31, 1999 and 1998 are located at Exhibit A herein.

Unaudited financial statements for the nine months ended September 30, 2000 are located at Exhibit B herein.

EXIHIBIT A

INNOVATIVE COATINGS CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 1999 AND 1998

INNOVATIVE COATINGS CORPORATION

TABLE OF CONTENTS

Independent Auditors' Report
Balance Sheet as of December 1999
Statements of Operations for Year Ended December 1999 and 1998
Statements of Shareholders' Equity (Deficit) for Year Ended December 1999 and 1998
Statements of Cash Flows for Year Ended December 1999 and 1998
Notes to Financial Statements for Year Ended December 1999 and 1998

INDEPENDENT AUDITORS' REPORT

To the Shareholders

Innovative Coatings Corporation

Kennesaw, Georgia

We have audited the accompanying balance sheet of Innovative Coatings Corporation as of December 31, 1999, and the related statements of operations, shareholders' equity (deficit), and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovative Coatings Corporation as of December 31, 1999, and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note G of the financial statements, the Company has had losses in operations since its inception and had a net capital deficiency at December 31, 1999 and 1998, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note G. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ Tauber and Balser, P.C.

Atlanta, Georgia

May 15, 2000

INNOVATIVE COATINGS CORPORATION

BALANCE SHEET

DECEMBER 31, 1999

ASSETS
Current Assets
Cash	$23,243
Accounts receivable, net of allowance of $73,352	28,726
Inventories	74,192
Deposits	14,137
Employee advances	16,275
Other	3,680
Total Current Assets	160,253
Property and Equipment
Equipment	66,818
Furniture and fixtures	15,179
81,997
Less accumulated depreciation	14,023
67,974
TOTAL ASSETS	$228,227

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Notes payable	$106,638
Accounts payable	142,048
Accrued expenses	37,112
Payroll taxes payable	82,518
Interest payable	9,678
Total Current Liabilities	377,994
Shareholders' Equity (Deficit)
Preferred stock, no par value; 5,000,000 shares authorized,
4,600,000 shares outstanding	46,000
Common stock, no par value; 15,000,000 shares authorized,
12,938,201 shares outstanding	1,007,756
Accumulated deficit	(1,203,523)
Total Shareholders' Equity (Deficit)	(146,767)
TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY (DEFICIT)	$228,227

The accompanying notes are an integral part of these financial statements.

INNOVATIVE COATINGS CORPORATION

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998

Revenues	$ 707,809	$ 248,688

Expenses
Cost of goods sold	458,982	184,968
Selling, general and administrative	853,215	486,198
Interest expense	91,396	28,953

Total expenses	1,403,593	700,119

Loss before income taxes	$ (695,784)	$ (451,431)

Income tax benefit	-	-

Net loss	$ (695,784)	$ (451,431)

Basic loss per common share	$ (.12)	$ (.08)

Diluted loss per common share	$ (.12)	$ (.08)

Weighted average common shares outstanding	5,584,269	5,555,000

The accompanying notes are an integral part of these financial statements.

INNOVATIVE COATINGS CORPORATION

STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

	Common Stock		Preferred Stock		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount

Balance, December 31, 1997	5,555,040	$ 5,555	-	$ -	$(56,308)	$ (50,753)
Net loss	-	-	-	-	(451,431)	(451,431)
Balance, December 31, 1998	5,555,000	5,555	-	-	(507,739)	(502,184)
Issuance of preferred shares for services performed at value of services	-	-	4,600,000	46,000	-	46,000
Common Stock issued for: Conversion of convertible debt to equity	895,000	895,000	-	-	-	895,000
Interest on convertible debt	88,201	88,201	-	-	-	88,201
Warrants exercised	6,4000,000	19,000	-	-	-	19,000
Net loss	-	-	-	-	(695,784)	(695,784)
Balance, December 31, 1999	12,938,201	$ 1,007,756	4,600,000	$46,000	$(1,203,523)	$ (149,767)

The accompanying notes are an integral part of these financial statements.

INNOVATIVE COATINGS CORPORATION

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (695,784)	$ (451,431)
Adjustments:
Depreciation	7,291	1,657
Preferred stock issued for services	46,000	-
Common stock issued in payment of interest	88,201	-
Changes in:
Accounts receivable	(10,446)	2,317
Inventories	(49,070)	(14,752)
Other assets	(867)	(2,815)
Deposits	(11,320)	3,477
Accounts payable 7	95,453	39,533
Accrued expenses	28,333	10,815
Payroll taxes payable	61,653	20,865
Interest payable	(12,197)	21,875
Total Adjustments	243,031	82,972
Net cash used by operating activities	(452,753)	(368,459)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(47,941)	(9,768)
Employee advances	(13,275)	(3,000)
Net cash used by investing activities	(61,216)	(12,768)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from warrants exercised	19,000	-
Principal repayments of notes payable	(146,800)	(18,400)
Proceeds from issuance of convertible	550,000	475,000
Net cash provided by financing activities	422,200	456,600

NET (DECREASE) INCREASE IN CASH	(91,769)	75,373

CASH, BEGINNING OF YEAR	115,012	39,639

CASH, END OF YEAR	$ 23,243	$ 115,012

CASH PAID FOR INTEREST	$ 3,185	$ 7,078

NONCASH ACTIVITIES:
Notes converted to equity	$895,000	--

The accompanying notes are an integral part of these financial statements.

INNOVATIVE COATINGS CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1999 AND 1998

NOTE A - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Innovative Coatings Corporation (the "Company") was established in 1997 and manufactures and distributes InstaCoat, a polyurea elastomeric coating used for protection and strengthening on a variety of substrates including extruded foams, wood, metal and concrete. The Company is also developing various types of equipment to be used in the application of InstaCoat. The accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, cash flows, or results of operations, are summarized below.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Income Taxes

Deferred income tax assets and liabilities are determined for the effect of net operating loss carryforwards and the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Property and Equipment

Equipment and furniture and fixtures are stated at cost. Depreciation is provided on the straight-line method over the estimated lives of the various assets, generally 5 to 7 years.

Use of Estimates

The timely preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimated.

Loss Per Share

Basic loss per share is computed by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding. Diluted loss per share is similar to basic loss per share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. There were no dilutive potential common shares in 1999 or 1998 because the assumed exercise of warrants and conversion of convertible preferred stock and debt would be anti-dilutive.

INNOVATIVE COATINGS CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1999 AND 1998

NOTE B - INVENTORIES

Inventories consist of raw materials.

NOTE C - LEASES

Included in 1999 and 1998 operating lease expense is the expense for the prior building lease which expired in 1999, a new building lease which commenced December 1, 1999 for a period of 36 months ending November 30, 2002, and a corporate apartment lease which commenced September 30, 1998 for a 12 month period. Future minimum rentals under the operating leases are as follows:

2000	$ 86,310
2001	88,848
2002	83,738
$258,896

Rent expense under the building leases was $34,795 and $26,665, respectively, for the years ended December 31, 1999 and 1998.

NOTE D - NOTES PAYABLE

Notes payable consist of notes that are convertible to common stock of the Company at $1 of debt per common share. The notes bear interest at 10% per annum and are secured by the Company's assets.

NOTE E - INCOME TAXES

Significant components of the Company's deferred income tax assets as of December 31, 1999 and 1998 are as follows:

	1999	1998
Deferred tax assets:
Net operating loss/carryforwards	$ 242,731	$ 45,067
Bad debt reserve	24,940	-
Compensation paid with preferred stock	15,640	-
Deferred tax liability
Depreciation	(1,677)	(1,617)
Net deferred tax asset	281,634	43,450
Valuation allowance	(281,634)	(43,450)
Net deferred tax asset reported	$ -	$ -

The valuation allowance at December 31, 1997 was $20,821.

INNOVATIVE COATINGS CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1999 AND 1998

NOTE E - INCOME TAXES - continued

At December 31, 1999 and 1998, the Company had available for carryforward net operating losses for Federal and state tax purposes of approximately $581,364 and $132,551, respectively. At December 31, 1999, the net operating losses expire in 2018 and 2019. Future recognition of the deferred tax assets will be recorded when it is more likely than not that they will be utilized. Income tax benefit was not recorded because of the increase in the valuation allowance.

NOTE F - PAYROLL TAXES

The Company did not make any of the required quarterly payroll tax payments in 1999. The estimated penalties and interest related to the nonpayment of these items was $20,700. This amount was included in accrued expenses at December 31, 1999. The Company has been making payments in the subsequent period and is making efforts to come to a compromise settlement for the penalties with the IRS and the Department of Labor.

NOTE G - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the financial statements, the Company incurred a net loss of $695,784 for 1999 and has incurred net losses for each of the past two years. At December 31, 1999, current liabilities exceed current assets by $217,741 and its net capital deficiency amounted to $149,767. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is in the process of raising additional capital to satisfy the operating needs for its continued development. Subsequent to December 31, 1999 the Company received gross proceeds of $850,000 from a private placement of common stock.

NOTE H - RESEARCH AND DEVELOPMENT COSTS

Research and development costs of $32,205 and $13,785, respectively, were charged to expense in 1999 and 1998.

INNOVATIVE COATINGS CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1999 AND 1998

NOTE I - WARRANTS

The Company issued warrants in 1998 to purchase 6,500,000 shares of the Company's common stock at prices ranging from $.001 to $.01 per share. The warrants exercised in 1999 are analyzed as follows:

	Warrants Exercised	Exercise Price	Total

Founders	5,000,000	$.001	$5,000
Employees	300,000.01		3,000
Consultants	75,000.01		750
Issued with convertible debt	1,025,000.01		10,250
	6,400,000		$19,000

No compensation was recognized for warrants issued to founders, employees and consultants. In addition, no allocation was made between the debt and common stock at the time of issuance of warrants with convertible debt. 100,000 warrants and 475,000 warrants which were convertible to common stock at one warrant per share at an exercise price of $.01 per share were outstanding at December 31, 1999 and 1998, respectively. Because the convertible debt was repaid April 11, 2000, the warrants expire July 11, 2000.

NOTE J - PREFERRED STOCK

The Company issued 4,600,000 shares of preferred stock for services rendered. The cost of the services in the amount of $46,000 represents the value of the services that have been charged to operations.

Preferred stock is fully participating and is convertible into shares of common stock on a share for share basis. The preferred stock is also redeemable if certain conditions set forth in the agreement are satisfied.

EXIHIBIT B

INNOVATIVE COATINGS CORPORATION

FINANCIAL STATEMENTS

September 30, 2000

(Unaudited)

INNOVATIVE COATINGS CORPORATION

TABLE OF CONTENTS

Balance Sheet as of September 30, 2000
Statements of Operations for the Period Ended September 30, 2000
Statements of Shareholders' Equity (Deficit) for the Period Ended September 30, 2000
Statements of Cash Flows for the Period Ended September 30, 2000
Notes to Financial Statements for the Period Ended September 30, 2000

INNOVATIVE COATINGS CORPORATION

BALANCE SHEET

September 30, 2000

ASSETS	September 30, 2000 (Unaudited)	December 31, 1999 (Audited)
Current Assets
Cash	$ 52,876	$ 23,243
Trade accounts receivable, net of allowance of $73,352	84,744	28,726
Inventories	123,395	74,192
Deposits	37,456	14,137
Employee advances	73,675	16,275
Other	1,865	3,680
Total Current Assets	374,010	160,253
Property and Equipment
Equipment	81,780	66,818
Furniture and fixtures	21,140	15,179

Less accumulated depreciation	(23,388)	(14,023)
	79,532	67,974
TOTAL ASSETS	$ 453,542	$ 228,227

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Notes payable	$ 75,000	$106,638
Accounts payable	139,715	142,048
Accrued expenses	42,828	37,112
Payroll taxes payable	97,617	82,518
Interest payable	3,760	9,678
Total Current Liabilities	$ 358,920	377,994
Shareholders' Equity (Deficit)
Preferred stock, no par value; 5,000,000 shares authorized,
2,300,000 shares outstanding	46,000	46,000
Common stock, no par value; 15,000,000 shares authorized,
7,045,725 shares outstanding	0	0
Paid-in capital	1,975,280	1,007,756
Accumulated deficit	(1,203,523)	(1,203,523)
Earnings/Losses	(723,135)	--
Total Shareholders' Equity (Deficit)	94,622	(149,767)
TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY (DEFICIT)	$453,542	$228,227

The accompanying notes are an integral part of these financial statements.

INNOVATIVE COATINGS CORPORATION

STATEMENTS OF OPERATIONS

September 30, 2000

	Three Months Ended 9/30/2000 (Unaudited)	Three Months Ended 9/30/1999 (Unaudited)	Nine Months Ended 9/30/2000 (Unaudited)	Nine Months Ended 9/30/99 (Unaudited)

Revenues	$ 160,126	$ 263,991	$ 431,453	$ 589,995

Cost of Sales
Cost of Materials	70,398	160,288	250,353	390,652

Gross Profit	89,728	103,703	181,100	199,343

Expenses
Selling, general and administrative	268,946	251,517	896,008	617,244
Interest expense	5,483	24,510	8,317	58,977

Total expenses	274,429	276,027	904,325	676,221

Loss from Operations	(184,702)	(172,325)	(723,135)	(476,878)

Net loss before income	(184,702)	(172,325)	(723,135)	(476,878)

Income tax expense (benefit)	--	--	--	--

Net loss	$ (184,702)	$ (172,325)	$ (723,135)	$ (476,878)

Net loss per common share - Basic	$ (0.03)	$ (0.03)	$ (0.10)	$ (0.07)

Net loss per common share - Effect of Convertible Preferred Stock	$ (0.02)	$ (0.02)	$ (0.08)	$ (0.05)

The accompanying notes are an integral part of these financial statements.

INNOVATIVE COATINGS CORPORATION

STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

For the Nine Months Ended September 30, 2000

(Unaudited)

	Common Stock		Preferred Stock		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount

Balance, December 31, 1999	12,938,201	$1,007,756	4,600,000	$46,000	$(1,203,523)	$ (149,767
Net loss for period	-	-	-	-	(538,433)	(538,433)
Adjustment for Reverse Stock Split	6,469,101		2,300,000
Private Placement Sale of Common Shares in Period	425,000	850,000	-	-		850,000
Balance June 30, 2000	6,894,101	1,857,756	2,300,000	46,000	(1,741,956)	161,800
Net loss for period	-	-	-	-	(184,702)	(184,702)
Private Placement Sale of Common Shares in Period	34,900	69,800	-	-		69,800
Conversion of Convertible Notes to Common Shares in Period	116,724	47,724				47,724
Balance, September 30, 2000	7,045,725	$1,975,280	2,300,000	$46,000	$(1,926,658)	$ 94,622

The accompanying notes are an integral part of these financial statements.

INNOVATIVE COATINGS CORPORATION

STATEMENTS OF CASH FLOWS

For the Period Ended September 30, 2000

	Nine Months Ended September 30, 2000 (Unaudited)	Nine Months Ended September 30, 1999 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (723,135)	$ (476,878)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	9,365	17,015
Preferred stock issued for services	-	46,000
Changes in:
Accounts receivable	(56,018)	(105,122)
Inventories	(49,203)	(74,700)
Trade accounts payable	(2,333)	65,531
Accrued expenses	5,716	19,503
Payroll taxes payable 7	15,099	34,222
Interest payable	(5,918)	51,412
Deposits	(23,319)	(1,220)
Other assets	1,815	(1,398)
Notes payable	(31,638)	403,200
Total Adjustments	(136,434)	406,533
Net cash (used in) provided by operating activities	(859,569)	(24,345)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment	(20,923)	(32,131)
Employee advances	(57,400)	(8,200)
Net cash used by investing activities	(78,323)	(40,331)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common shares	967,524	5,555
Net cash provided by financing activities	967,524	5,555

Net (decrease) increase in cash and short-term investments	29,633	(59,121)

Cash and short-term investments at beginning of year 23,	23,243	115,012

Cash and short-term investments at end of year	$ 52,876	$ 55,891

The accompanying notes are an integral part of these financial statements.

Innovative Coatings Corporation

NOTES TO FINANCIAL STATEMENTS

Unaudited

Nine Months Ending September 30, 2000

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Innovative Coatings Corporation (the "Company") was incorporated in Georgia in August 1997 and commenced operations on September 1, 1997. The Company manufactures and distributes InstaCoat™ , a polyurea elastomeric coating used for protection and strengthening on various substrates including extruded foams, wood, metal, and concrete. The Company's principal business office is located at 1650 Airport Rd., Suite 110, Kennesaw, Georgia 30144, and its telephone number is (770) 919-0100.

The financial statements as of September 30, 2000 have been prepared by the Company without audit. These statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the periods presented. All such adjustments are of a normal recurring nature. The Company believes that the financial statements and disclosures are adequate to make the information not misleading.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles ("GAAP"), management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Revenue Recognition

Revenue from product sales of coating chemicals and spray equipment related hardware is recognized upon invoice of the customer.

3. Cash and Short-Term Investments

For purposes of reporting cash flows, cash and short-term investments include cash on hand, cash in banks and short-term investments with original maturities of less than 90 days.

4. Inventories

Inventories are stated at the lower of cost (first-in, first-out basis). Inventories consist primarily of raw material chemicals.

5. Furniture, Equipment, and Depreciation

Furniture and equipment are recorded at historical cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives on utilizing the straight-line method. Depreciation expense related to furniture and equipment charged to operations was $542 and $2,580 for respectively. Estimated services life of property and equipment is generally 5 to 7 years.

6. Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

7. Loss Per Share

Basic net loss per common share is based upon the weighted average number of common shares outstanding during the period. Diluted net loss per common share is based upon the weighted average number of common shares outstanding plus dilutive potential common shares, including options and warrants outstanding during the period.

8. Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents and long-term debt. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period to maturity of the instruments. The carrying amount of the Company's long-term debt approximates fair value based on borrowing rates currently available to the Company for borrowings with comparable terms and conditions.

NOTE C - REALIZATION OF ASSETS

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has sustained a net loss of $723,135 for the nine months ending September 30, 2000 and $695,784 for the year ending December 31, 1999, respectively. In addition, at December 31, 1999, the Company's current liabilities exceeded its current assets by $217,741, although at September 30, 2000, the Company's current assets exceeded current liabilities by $94,622. The Company has used, rather than provided, cash in its operations for both the nine month period ending September 30, 2000, and the year ended December 31, 1999.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements on a continuing basis, to maintain present financing, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

In response to the matters described in the preceding paragraphs, the Company completed a private placement of its common stock in April, 2000, and received $825,000 and an additional private placement of its common stock in August and September, 2000 and received $69,800. Management believes that this additional financing will allow the Company to rigorously pursue its expansion efforts in the upcoming year and that this expansion will strengthen the Company's cash flow position to provide the Company with the ability to continue in existence.

NOTE D - INCOME TAXES

At December 31, 1999 the Company had operating loss carryforwards for income tax purposes of approximately $151,673. The net operating losses expire in 2018 and 2019. Future recognition of these carryforwards will be reflected when it is more likely than not that they will be utilized.

NOTE E - COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases space and office equipment under a noncancelable lease which expires November 30, 2002. Lease payments of $7,175 plus proration of certain building expenses of $706 per month are due monthly and are fixed for the period December 1, 1999 to November 30, 2000. From December 1, 2000 to November 30, 2001 the monthly rent is $7,385 plus lessees proration of certain building expenses. From December 1, 2001 to the expiration of the lease on November 30, 2002 the monthly rent is $7,612.50 per monthly plus proration of certain building expenses.

Litigation

The Company is not involved in any litigation.

NOTE F - PRIVATE PLACEMENT OF COVERTIBLE NOTES

In January 2000, the Company sold $121,000 of convertible debt to three individuals. The debt is due in January 2001 and is convertible into 2.5 shares for each $1.00 of principal converted and 1 share for each $1.00 of interest paid (adjusted for a subsequent one for two reversed stock split). In April 2000, $47,724 of the convertible debt converted (including interest of $1,724) into 116,724 shares of common stock.

NOTE G - PRIVATE PLACEMENT OF COMMON SHARES

During March and April 2000, the Company sold 425,000 shares of its common stock under Rule 504 at $2.00 per share for a total of $850,000. The Company completed the offering and received $608,000 in March and $242,000 in April 2000. In August and September 2000 the Company sold 34,900 shares at $2.00 per share for a total of $69,800 by private placement under Rule 506.

NOTE H - CAPITAL STOCK

Reverse Stock Split

On February 4, 2000, the Company declared a reverse stock split of its common shares. Each holder of common shares received one new share for each two old shares.

Common Shares Outstanding

At September 30, 2000 the Company has the following classes of capital stock:

Common stock - authorized 15,000,000 shares of no par value with 7,045,725 outstanding on September 30, 2000.

Convertible Preferred stock - authorized 5,000,000 shares of $.01 par value with 2,300,000 shares issued and outstanding on September 30, 2000.

PART III

ITEMS 1 AND 2. INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit No.	Description
3	Bylaws
4.1	Articles of Incorporation dated August 4, 1997
4.2	Articles of Amendment dated June 1, 1998
4.3	Articles of Amendment dated June 8, 1998
4.4	Articles of Amendment dated August 31, 1998
10	Form Employment Agreement for Officers
11.1	Statement re: computation of earnings per share (1)
22	Subsidiaries of the Registrant
23	Consent of Tauber and Balser, P.C.

(1) The information required by this Exhibit can be determined from the Financial Statements included in Part F/S.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOVATIVE COATINGS CORPORATION
Dated: January 22, 2001	/s/ Jerry Phillips
By: Jerry Phillips, President, Chief Executive Officer and Director

Dated: January 22, 2001	/s/ Donald H. Sigler
By: Donald H. Sigler, Chairman